Filed by CBOT Holdings, Inc. Subject Company –CBOT Holdings, Inc. Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-72184

January 31, 2005

Dear Fellow Member:

A number of our members have noted that we filed an additional amendment to our S-4 draft registration statement late last week and have asked why we did so. The process of getting a registration statement declared “effective” by the SEC often involves a number of amendments of the original registration statement filing as a result of questions and comments by the SEC staff. That process is intended to satisfy the SEC staff that all relevant matters have been adequately disclosed. This most recent amendment, like those we have filed in the past, represents our response to comments the SEC staff made about the previous amendment to the registration statement.

We have attempted to address all remaining issues with the SEC with our latest amendment. We have no control over the length of the review process. We will continue to work diligently with SEC staff; once they are satisfied, we will be declared effective and we will promptly schedule a member vote.

We will keep the membership advised as to all new developments.

Sincerely,

/s/ Charles P. Carey

Charles P. Carey

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of The City of Chicago, Inc. (CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC’s web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.